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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24181

RECEIVED
APR 22 2002
WASH. D.C. 165
PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2001___ AND ENDING ___DECEMBER 31, 2001___
                                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LEVY, HARKINS & CO., INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue - 27th Floor

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Harkins, President   (212) 888-3030
                                                                      (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

(Name — if individual, state last, first, middle name)

132 Nassau Street, Suite 1023, New York,	NY	10038
(Address) (City)	(State)	Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 3 2002

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, *MICHAEL J. HARKINS*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *LEVY, HARKINS & CO., INC.,* as of *DECEMBER 31, 2001,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

President
Title

X _____
Notary Public

LUCIA MAZZULLO
Notary Public, State of New York
No. 01MA6008231
Qualified in Bronx County
Commission Expires June 8, 20 02

This report** contains (check all applicable boxes):
- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income (Loss).
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (x) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (x) (l) An Oath or Affirmation.
- ( ) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, *MICHAEL J. HARKINS,* swear that, to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

LEVY, HARKINS & CO., INC., as of *DECEMBER 31, 2001,*

are true and correct. I further swear that neither the Company nor any partner,

proprietor, principal officer, director or member has any proprietary interest in any

account classified solely as that of customer, except as follows:


No Exceptions


_____
(Signature)

_____
(President)

_____
(Notary Public)

LEVY, HARKINS & CO., INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

LEVY, HARKINS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	223,550
Due from broker		108,813
Prepaid expense		29,645
Furniture, fixtures, and leasehold improvements - net of accumulated depreciation and amortization of $ 244,597 (Note 2d)		1,607
Total assets	$	363,615

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	197,925
Deferred income (Note 4)		97,792
Total liabilities		295,717

Commitments and contingencies (Notes 3 and 5)

Stockholders' Equity (Note 6)

Common stock - $1.00 par value; 400 shares authorized, issued and outstanding	400
Retained earnings	67,498
Total stockholders' equity	67,898
Total liabilities and stockholders' equity	$ 363,615

The accompanying notes are an integral part of this statement.

Note 1-   **Nature of Business**

Levy, Harkins & Co., Inc. (The "Company") clears all securities transactions through its clearing broker on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3 (k) (2) (ii). Also, the Company provides investment advisory services mainly to individual investors.

Note 2-   **Summary of Significant Accounting Policies:**

a)   *Revenue Recognition*

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Investment advisory fees are recognized as revenues on a monthly basis as earned.

b)   *Cash and Cash Equivalents*

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

c)   *Income Taxes*

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. Provision for New York City General Corporation Tax was based on income plus certain modifications to net income.

d)   *Property and Equipment*

Furniture and fixtures are depreciated on the accelerated cost recovery and straight-line methods over an estimated useful life of three to ten years. The various methods are used for book and tax purposes and do not differ materially from generally accepted accounting depreciation methods.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the life of the lease.

Note 2-   Summary of Significant Accounting Policies (continued):

e)   Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f)   Pension Costs

The Company accounts for pension costs under SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provisions of SFAS No. 132 revise employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of these plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable.

Note 3-   Pension Plan

The Company established, in 1999, a non-contributory defined benefit pension plan and a defined contribution plan which in total cover all full-time employees. Benefits are based on years of service and compensation. The following table sets forth the plans funded status and amounts recognized in the Company's statement of financial condition at December 31, 2001:

Benefit obligation	$ 722,189
Fair value of plan assets	(604,379)
Funded Status	$(117,810)

Accrued benefit cost recognized in the Statement of financial condition	$(117,810)
Weighted-average assumptions	
Discount rate	7.40%
Expected return on plan assets	9.00%
Rate of compensation increase	3.00%
Benefit cost	$242,463
Employee contribution	-0-
Benefits paid	-0-

In addition, the amount charged to operations under the defined contribution plan in 2001, was $20,700.

Note 4-   Uninsured Cash Balances

At December 31, 2001, the Company's cash balances at commercial banks exceeded federal depository insurance coverage by $117,462.

Note 5-   **Deferred Income**

The Company invoices investment advisory fees in advance on a quarterly basis. Accordingly, revenues in the amount of $97,792 were deferred as unearned at December 31, 2001.

Note 6-   **Commitments and Contingencies**

The Company rents office space pursuant to a lease agreement expiring January 31, 2007. Annual payments of $131,648, through September 30, 2002, and $143,264 for the remainder of the lease, plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the next five years are as follows:

2002	$134,552
2003	$143,264
2004	$143,264
2005	$143,264
2006	$143,264

The Company has established a letter of credit that expires June 1, 2002, in the amount of $76,795, which is collateralized by its money market account. At December 31, 2001, none of this amount has been drawn upon by the Company.

Note 7-   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 8-   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2001, the Company had net capital of $27,841, which was $8,126 in excess of its required net capital of $19,715. The Company's net capital ratio was 1,062.16%.

A copy of the Company's Statement of Financial Condition as of December 31, 2001, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the National Association of Securities Dealers, Inc.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Levy, Harkins & Co., Inc.
570 Lexington Avenue - 27th Floor
New York, N.Y. 10022

Gentlemen:

We have audited the accompanying statement of financial condition of Levy, Harkins & Co., Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Levy, Harkins & Co., Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 8, 2002



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Levy, Harkins & Co., Inc.
570 Lexington Avenue - 27th Floor
New York, NY 10022

Gentlemen:

In planning and performing our audit of the financial statements of Levy, Harkins & Co., Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Levy, Harkins & Co., Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g) , (1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II) ; (2) in complying with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Levy, Harkins, & Co. Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements and your corresponding focus report part II A filing, except as noted in schedule 2.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 8, 2002